EXHIBIT 99.1

Medicenna to Commence Trading on Nasdaq

Trading expected to begin August 24, 2020

TORONTO and HOUSTON, Aug. 20, 2020 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or the "Company") (Nasdaq: MDNA) (TSX: MDNA), a clinical stage immuno-oncology company, today announced that the Company’s common shares have been approved for listing on The Nasdaq Capital Market (“Nasdaq”). Trading is expected to begin on Monday, August 24, 2020, under the symbol “MDNA” on the Nasdaq.  The Corporation will retain its listing on the Toronto Stock Exchange under the symbol "MDNA" and the Company's common shares will continue to trade on the OTCQB under the symbol "MDNAF" until trading on the Nasdaq commences.

“The listing of our stock on the Nasdaq represents a significant milestone in our growth as a publicly-traded company,” said Fahar Merchant, PhD, President and CEO of Medicenna. “We believe this listing will increase our visibility in the marketplace, improve liquidity, broaden and diversify our shareholder base, and ultimately enhance long-term shareholder value. I would like to thank our employees, directors and partners for their hard work in making Medicenna a member of the Nasdaq exchange, an important step that will help facilitate the continued advancement of our pipeline of Empowered CyokinesTM and Superkines for the treatment of cancer.”

Medicenna's long-acting IL-2 Superkine asset, MDNA11, is potentially a best-in-class engineered IL-2 with superior affinity to CD122 and no affinity to CD25, therefore preferentially stimulating cancer killing effector T cells and NK cells compared to competing IL-2 programs. MDNA11 is anticipated to enter the clinic in 2021. Medicenna's lead IL4-EC, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. It has been studied in five clinical trials involving 132 patients, including 112 adults with rGBM. MDNA55 has demonstrated compelling efficacy and has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA respectively.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 super-agonists, super- antagonists and first in class Empowered Cytokines™ for the treatment of cancer and auto-immune diseases. For more information, please visit www.medicenna.com.

Forward looking statements
This news release contains forward-looking statements under applicable securities laws. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including, without limitation, statements related to the anticipated benefits to the Company and its shareholders related to the listing on the Nasdaq, future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators in Canada and the United States from time to time.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all patients and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by applicable securities law.

Company Contact
Elizabeth Williams
Chief Financial Officer
416-648-5555
ewilliams@medicenna.com

Investor Contact
Dan Ferry
Managing Director, LifeSci Advisors
617-430-7576
daniel@lifesciadvisors.com